

Mail Stop 4720

August 26, 2015

Via E-mail
John Price
Chief Financial Officer
MusclePharm Corporation
4721 Ironton Street
Denver, CO 80239

> **Re: MusclePharm Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 000-53166**

Dear Mr. Price:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business
Intellectual Property, page 9

1. Please expand your patent-related disclosure to provide the following information regarding your material patents and patent applications:

   - Specific products, product groups and technologies to which such patents relate;
   - Whether the patents are owned or licensed from third parties;
   - Type of patent protection such as composition of matter, use or process;
   - Patent expiration dates;
   - Identification of applicable jurisdictions; and
   - Contested proceedings and/or third-party claims.

Definitive Proxy Statement filed April 30, 2015

Section 16(a) Beneficial Ownership Reporting Compliance, page 44

2. Please amend your Form 10-K to update the information required by Item 405 of Regulation S-K for the fiscal year ending December 31, 2014.

Compensation of Executive Officers, page 27

3. Please revise your Form 10-K to include a table containing information about grants of plan-based awards as required by Item 402(d) of Regulation S-K. Please also include a table containing information about option exercises and stock vested as required by Item 402(g) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director
Office of Healthcare and Insurance

cc: <u>Via E-mail</u>
Harvey Kesner
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006